REGI U.S., Inc.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

June 21, 2011

Mr. David Burton

Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Fax: 703-813-6985

Dear Mr. Burton,

Re: 10K Follow Up Comment Letter dated May 26, 2011

In order to properly address your comment #1, we are collecting historical information, and respectfully ask for further extension from you for addressing your comment letter. We target filing our response and related filings on June 30.

Best regards,

REGI U.S., Inc.

/s/ “John Robertson”

John Robertson

President